CBL & ASSOCIATES PROPERTIES, INC.

CBL Center

2030 Hamilton Place Blvd., Suite 500

Chattanooga, Tennessee 37421-6000

December 21, 2007

Ms. Linda VanDoorn

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

100 F Street, NE

Division of Corporation Finance

Mail Stop 4561

Washington, DC 20549

RE:	CBL & Associates Properties, Inc. (herein the “Company” or “CBL”)

Form 10-K for Fiscal Year Ended December 31, 2006

Forms 10-Q for Fiscal Quarters Ended March 31, 2007, June 30, 2007, and September 30, 2007

File No. 00-12494

Dear Ms. VanDoorn:

In reference to your comment letter of November 26, 2007 and with respect to your review of our Form 10-K for the fiscal year ended December 31, 2006 and Forms 10-Q for each of the fiscal quarters ended March 31, 2007, June 30, 2007, and September 30, 2007, this letter sets forth our response to each comment, numbered to correspond to the Staff’s letter.

Form 10-K

Item 2 – Properties, page 18

1.

Refer to footnote 11, 14, and 16 on page 32. We note that you guarantee 100% of debt for various joint ventures including Imperial Valley Mall, High Pointe Commons, and Gulf Coast Town Center. Explain to us how you considered FIN 45 in accounting for these guarantees. In addition, please tell us what consideration you gave to discussing these guarantees as off-balance sheet arrangements within MD&A.

The references in footnotes 11 and 14 related to Imperial Valley Mall and High Pointe Commons, respectively, include notational errors regarding guarantees of debt. We do not guarantee any of the debt related to either of these joint ventures. We will modify these footnote disclosures in our Form 10-K for the fiscal year ended December 31, 2007 and subsequent filings to remove any indication that we guarantee the debt of these joint ventures.

Footnote 16 related to Gulf Coast Town Center accurately states that we guarantee 100% of the debt associated with that joint venture. Gulf Coast Town Center has been identified as a variable interest entity and we have determined that we are the primary beneficiary. As such, we consolidate this joint venture in our financial statements. Accordingly, the debt of the joint venture is reflected in its entirety in our consolidated balance sheet. Thus, no guaranty liability is required under paragraph 7 of FIN 45 for debt of a consolidated entity, and we have not recorded a liability for this guaranty.

Because we do not guarantee the debt of Imperial Valley Mall and High Pointe Commons, and the debt of Gulf Coast Town Center is reported as debt in our consolidated balance sheet, no discussion of these guarantees as off-balance sheet arrangements is warranted within MD&A.

The reference to York Towne Center in footnote 14 contains a notational error and should state that we guarantee up to a maximum of $4.0 million of that joint venture’s debt rather than 100% of the debt. We will modify this footnote disclosure in our Form 10-K for the fiscal year ended December 31, 2007 and subsequent filings to accurately reflect the amount that we have guaranteed. We estimated the fair value of this guaranty under FIN 45 to be $40,000 and determined that it was not material to our consolidated financial statements. Accordingly, we did not record a liability and we deemed that our maximum exposure under this particular debt arrangement as of December 31, 2006, was not material for disclosure purposes.

Note 5 – Joint Ventures, page 81

2.

We note that you hold controlling interest in various joint ventures which are being accounted for under the equity method. To the extent these joint ventures are considered to be variable interest entities and the company was determined not to be the primary beneficiary, explain to us how you complied with the disclosure requirements of paragraph 24 of FIN 46(R). If these joint ventures are not considered to be variable interest entities, clarify to us why these entities are not consolidated.

The joint ventures in which we hold a majority ownership interest and account for using the equity method of accounting include N. Dalton Bypass, LLC, Mall Shopping Center Company, Imperial Valley Mall L.P., Imperial Valley Peripheral L.P. and Imperial Valley Commons L.P.

We entered into a joint venture agreement, N. Dalton Bypass, LLC, during 2006.  This joint venture was for the potential development of a shopping center property.  Since development activities had not begun as of December 31, 2006, and our total investment was only $0.1 million, we did not perform an analysis of this joint venture under FIN 46(R).  During the first quarter of 2007, the joint venture was terminated and our investment in the joint venture was written off as an abandoned project.

We performed FIN 46(R) analyses upon the most recent reconsideration event that occurred with respect to each of Mall Shopping Center Company, Imperial Valley Mall, L.P. and

Imperial Valley Peripheral L.P. We evaluated each of the joint ventures under paragraphs 5(a), 5(b) and 5(c) of FIN 46(R) and determined that these joint ventures are not variable interest entities. Therefore, the disclosure provisions of paragraph 24 of FIN 46(R) do not apply. We then referred to SFAS No. 94, EITF 96-16, EITF 04-5, and APB No. 18 for guidance regarding the proper accounting treatment for each of these joint ventures. We reviewed the voting and decision-making provisions of the joint venture agreements and determined that our partners in each joint venture, who also own general partner interests in each respective joint venture, have substantive participating rights. Accordingly, although we hold majority ownership of each of the joint ventures, we determined that we share joint control in each of these joint ventures with our respective partners and that these joint ventures should be accounted for using the equity method of accounting.

We performed a FIN 46(R) analysis upon entry into the joint venture agreement governing Imperial Valley Commons L.P. and concluded that the joint venture was not a variable interest entity. We have reevaluated our initial conclusion and determined that the joint venture is a variable interest entity under paragraphs 5(a), 5(b) and 5(c) of FIN 46(R). We have further determined that we are the primary beneficiary and should consolidate this joint venture. The joint venture was formed for the purpose of developing a shopping center property. Because the shopping center is currently under construction, there have been no results of operations and therefore, we have not recognized any related results of operations in our consolidated income statements. Therefore, the impact that this change will have on our consolidated financial statements is a reclassification from Investment in Unconsolidated Affiliates to Developments in Progress on our Consolidated Balance Sheet. As of September 30, 2007 and December 31, 2006, we reported an investment in this joint venture on our balance sheet of $15.4 million and $5.1 million, respectively. We have concluded that these amounts are not material to our consolidated financial statements for any period presented. Therefore, we will reclassify the joint venture from Investments in Unconsolidated Affiliates to Developments in Progress in our Consolidated Balance Sheet as of December 31, 2007 and we will comply with the disclosure provisions of paragraph 24 of FIN 46(R).

In connection with our responses, we acknowledge that:

▪	we are responsible for the adequacy and accuracy of the disclosure in the filing;
▪	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
▪	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments concerning this letter, please do not hesitate to contact the undersigned or Andy Cobb in my absence at (423) 855-0001.

Sincerely,

CBL & ASSOCIATES PROPERTIES, INC.

/s/ John N. Foy______________

John N. Foy

Vice Chairman of the Board,

Chief Financial Officer and Treasurer

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